NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

06011520

FILE No.
82-3874

SEC MAIL PROCESSING
RECEIVED
MAR 08 2006
WASH, D.C. 185 SECTION

February 27, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated February 23, 2006</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

For BARBARA O'NEILL

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

3/9

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 23, 2006**

News Release: **06-02** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK AMENDS/INCREASES OPTION PRICE

Manson Creek Resources Ltd. has amended the exercise price for 875,000 stock options granted to its directors, officers and an employee, on May 2, 2005 from $0.15 per share to $0.16 per share to reflect a no market discount in the share price. All other terms and condition remain unchanged.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **FEBRUARY 23, 2006**

News Release: **06-02** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK AMENDS/INCREASES OPTION PRICE

Manson Creek Resources Ltd. has amended the exercise price for 875,000 stock options granted to its directors, officers and an employee, on May 2, 2005 from $0.15 per share to $0.16 per share to reflect a no market discount in the share price. All other terms and condition remain unchanged.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

FILE No.
82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

FEBRUARY 23, 2006

News Release: **06-02**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

MANSON CREEK AMENDS/INCREASES OPTION PRICE

Manson Creek Resources Ltd. has amended the exercise price for 875,000 stock options granted to its directors, officers and an employee, on May 2, 2005 from $0.15 per share to $0.16 per share to reflect a no market discount in the share price. All other terms and condition remain unchanged.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director